UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-14989
A.    Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESCO International, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

Table of Contents

I. FINANCIAL STATEMENTS
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended
December 31, 2022 and 2021	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year) as of
December 31, 2022*	13

Schedule H (Form 5500), line 4(a) - Schedule of Delinquent Contributions as of
December 31, 2022*	15

SIGNATURES	16

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years ended December 31, 2022 and 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022, and schedule of delinquent participant contributions for the year ended December 31, 2022, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2014.
Troy, Michigan
June 21, 2023

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	As of
	December 31,
	2022	2021
Investments
Investments at fair value (Notes 2 and 4)	$1,289,056,456	$1,520,987,489
Investment at contract value (Note 5)	113,658,569	117,438,364
Total investments	1,402,715,025	1,638,425,853
Receivables
Employer contributions (Note 1)	3,839,357	13,482,910
Notes receivable from participants (Note 6)	18,245,200	19,648,296
Total receivables	22,084,557	33,131,206
Net assets available for benefits	$1,424,799,582	$1,671,557,059
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31,
	2022	2021
Additions
Employee contributions	$90,961,560	$40,071,071
Employee rollovers (Note 1)	12,983,640	4,628,912
Employer contributions	54,915,554	25,299,856
Net appreciation in fair value of investments	—	71,370,907
Interest income on notes receivable from participants (Note 6)	848,551	657,178
Dividends and other income	49,687,251	50,231,567
Total additions	209,396,556	192,259,491

Deductions
Net depreciation in fair value of investments	310,363,700	—
Distributions to participants	144,993,965	90,277,173
Administrative expenses (income)	796,368	(571,993)
Total deductions	456,154,033	89,705,180
Net (decrease) increase in net assets available for benefits before transfers	(246,757,477)	102,554,311

Transfers
Transfers in from Anixter Inc. Employee Savings Plan (Note 1)	—	731,239,055
Net (decrease) increase in net assets available for benefits after transfers	(246,757,477)	833,793,366

Net assets available for benefits
Beginning of year	1,671,557,059	837,763,693
End of year	$1,424,799,582	$1,671,557,059
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
1.Description of Plan

General

The WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (the “date of inception”). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company” or the “Plan Sponsor”) and participants in the Plan, and all funds held by the prior plans of the predecessor company were transferred to the Plan. The Plan is administered by the Benefits Administrative Committee and Finance Retirement Committee (collectively, the “Plan Administrator”). The Benefits Administrative Committee is responsible for directing the Plan's administrative activities and the Finance Retirement Committee oversees the selection of funds available to participants of the Plan for investment and reinvestment of the assets in the Plan's trust.

The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.
Participation for eligible employees, as defined in the plan document, requires an employee to be scheduled to work at least 1,000 hours per year and requires an employee to be paid through the Plan Sponsor's payroll system.
Anixter Inc., a wholly owned subsidiary of the Plan Sponsor, sponsored a defined contribution plan covering all of its non-union U.S. employees (the “Anixter Inc. Employee Savings Plan”). As described under “Amendments to the Plan” below, effective January 1, 2022, the Anixter Inc. Employee Savings Plan was merged with and into the WESCO Distribution, Inc. Retirement Savings Plan.
Trustee

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (“Fidelity”).
Amendments to the Plan
Effective January 1, 2022, the Plan was amended to, among other things, (i) merge the Anixter Inc. Employee Savings Plan with and into the WESCO Distribution, Inc. Retirement Savings Plan (the “Plan Merger”), (ii) change the employer matching contribution at an amount equal to 100% of a participant’s eligible elective deferrals up to 3% of the participant’s eligible compensation and 50% of the next 4% of eligible compensation, (iii) eliminate the discretionary employer contributions, (iv) decrease the maximum deferral rate under the annual increase program to 7%, (v) amend the vesting schedule for employer matching contributions for participants hired prior to January 1, 2022 to 25% for one year of service and 100% for two or more years of service, and (vi) amend the vesting schedule for employer matching contributions for participants hired on or after January 1, 2022 to 0% for one year of service and 100% for two or more years of service. Additionally, participants in the Plan with an elective deferral rate of less than 3% of eligible compensation were re-enrolled at 3%, with the ability to opt-out.
Transfers
As described above, effective January 1, 2022, the Anixter Inc. Employee Savings Plan was merged with and into the WESCO Distribution, Inc. Retirement Savings Plan. On December 31, 2021, participant account balances were transferred from the Anixter Inc. Employee Savings Plan to the WESCO Distribution, Inc. Retirement Savings Plan. The value of the assets transferred from the Anixter Inc. Employee Savings Plan was $731,239,055, inclusive of notes receivable from participants of $8,889,809.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Contributions

The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). For 2022, the Plan permitted participants to make both tax deferred and Roth contributions up to the lesser of 75% of their eligible compensation or $20,500. For 2021, the Plan permitted participants to make both tax deferred and Roth contributions up to the lesser of 75% of their eligible compensation or $19,500. Participant contributions are recorded when they are withheld from the participant's wages.
Subject to limitation, prior to January 1, 2022, the Company matched contributions made by employees into the Plan at an amount equal to 50% of a participant's total monthly contributions up to 6%, for a maximum employer match of 3% of their compensation. Effective January 1, 2022, the Company matches contributions made by employees into the Plan at an amount equal to 100% of a participant's eligible elective deferrals up to 3% of the participant's eligible compensation and 50% of the next 4% of eligible compensation. Prior to January 1, 2022, the Plan Sponsor could make discretionary contributions to the Plan, subject to the Company's Board of Directors' approval, provided the Company attained certain predetermined profit levels. A discretionary contribution of approximately $12,634,000 was made for the Plan's year ended December 31, 2021 and was recorded as employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits. Effective January 1, 2022, the employer discretionary contribution was eliminated.
The Company performs a true-up calculation at the end of each plan year so that the full employer matching contribution is made for all participants of the Plan. Any necessary additional matching contribution is made in the subsequent year. The true-up contributions for the years ended December 31, 2022 and 2021 were $3,839,357 and $849,031, respectively, and are recorded as employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits.
Participants may rollover into the Plan amounts representing distributions from other qualified retirement plans, an individual retirement account or an annuity. For the years ended December 31, 2022 and 2021, the Plan accepted employee rollover contributions of approximately $12,984,000 and $4,629,000, respectively.
The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate.
Under the Plan's annual increase program, effective April 2021, participant contributions automatically increased at a rate of 1% annually each April 1 until the deferral rate equaled 10%. Prior to such date, the maximum deferral rate was 6% and the date on which the deferral rate increased annually was September 1. Participants may opt-out of automatic annual increases, elect to continue automatic deferral rate increases after reaching the maximum deferral rate, or elect automatic increases at a different rate, up to a maximum of 3%. Effective January 1, 2022, the maximum deferral rate under the annual increase program was decreased from 10% to 7%.
Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. For 2022 and 2021, a participant's total catch-up contribution could not exceed $6,500. The catch-up contribution limits are determined by the Internal Revenue Service (“IRS”) and then indexed for inflation. In addition to cash, in-kind contributions are permitted, which may consist of stocks, bonds, property or other securities.
Vesting
Participants are fully vested in the value of their contributions and related investment income at all times. Participants hired prior to January 1, 2022 vest in their allocated share of employer matching and discretionary contributions at 0% for less than one year of service, 25% for one year of service, and 100% for two or more years of service. Participants hired on or after January 1, 2022 vest in their allocated share of employer matching contributions at 0% for one year of service and 100% for two or more years of service.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Distributions

A participant may not withdraw any amount from their vested account balance unless they are age 59½, retire, become deceased or disabled, terminate employment, or experience financial hardship. A participant with at least five years of continuous service may withdraw matching contributions and earnings on matching contributions.
Under present IRS rules, a “hardship” means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing, or death of a family member.
Upon termination of service, distributions of a participant's vested account balance are made as either a single lump-sum payment, substantially equal monthly, quarterly, semi-annual or annual installments, or a transfer to the trustee or custodian of another eligible retirement plan.
Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to the Company, reduce employer contributions in accordance with the Plan's provisions, pay Plan expenses or are allocated to participants' accounts. Total forfeitures that reduced employer contributions in 2022 and 2021 were approximately $1,902,000 and $1,555,000, respectively. As of December 31, 2022 and 2021, a balance of approximately $794,000 and $1,222,000, respectively, was available to reinstate previously forfeited account balances, reduce employer contributions, pay Plan expenses or allocate to participants' accounts.
Participant Accounts

An account is maintained for each participant, which is credited with the participant's and the employer's matching contributions, an allocation of employer's discretionary contributions, and plan earnings and charged with benefit payments and an allocation of plan losses and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Notes Receivable from Participants
Participants are permitted to borrow against a portion of their vested account balance, pursuant to nondiscriminatory rules established by the Plan Administrator, up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Each loan is to be repaid over a period not to exceed five years, unless the loan is for the purchase of a participant's primary residence or the participant is absent due to military leave, in which case the Plan may allow for a longer repayment term. Effective January 1, 2022, a participant may have only one loan outstanding at a time, may not refinance an existing loan, or apply for an additional loan for the purpose of paying off an existing loan. See Note 6 for additional information regarding notes receivable from participants.
Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
2.Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The Plan's significant accounting policies are described below.
Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition

Investments held by the Plan are reported at fair value, except for the fully benefit-responsive contract associated with the Stable Value Fund, which is reported at contract value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the respective measurement date.
The Plan has adopted a framework for measuring fair value that prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The three levels of inputs that may be used to measure fair value are as follows:
•Level 1 - Observable inputs such as quoted prices in active markets for identical investments the Plan has the ability to access.

•Level 2 - Inputs include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs, other than quoted prices in active markets, that are observable either directly or indirectly, and

•Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

•Level 3 - Unobservable inputs in which there is little or no market activity for the asset or liability, which requires the Plan to develop its own estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Investments for which fair value is measured using the net asset value ("NAV") per share (or its equivalent) practical expedient are not classified in the fair value hierarchy.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2022 and 2021.

•Self-directed accounts consist of cash and cash equivalents, common stocks and mutual funds. Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily NAV as reported by the fund. The mutual funds held by the Plan are deemed to be actively traded.

•The Wesco Stock Fund consists of shares of WESCO International, Inc. common stock ("Wesco common stock") and fractional shares resulting from normal trading activity that are invested in a short-term cash fund. Wesco common stock is valued at the quoted closing market price from a national securities exchange and the short-term cash investment is valued at cost, which approximates fair value.

•Shares of registered investment companies (mutual funds) and money market funds are valued at the NAV of shares held by the Plan as of December 31, 2022 and 2021.

•The Loomis Sayles Large Cap Growth Trust Class C fund is a collective investment trust, which is valued at the NAV of units of the collective trust. The NAV, as provided by the trustee of the collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The Plan has the ability to redeem its investment in this fund at its NAV per unit. Participants are permitted to make redemptions from this fund on a daily basis and there is no redemption notice period for participant transactions. There were no unfunded commitments as of December 31, 2022. This is a direct filing entity.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the Plan's reporting date.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, the collective trust fund, the Wesco Stock Fund and self-directed accounts.
Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect (i) participants' account balances, and (ii) the amounts reported in the (a) Statements of Net Assets Available for Benefits and (b) the Statements of Changes in Net Assets Available for Benefits.
Payment of Benefits

Benefits are recorded when paid.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Expenses

Administrative expenses incurred by the Plan during the years ended December 31, 2022 and 2021 were charged to and paid from Plan assets. The Plan permits the application of forfeited assets to pay administrative expenses. Under the Plan’s recordkeeping services agreement, when recordkeeping revenue received in connection with plan services (revenue credits) exceeds agreed-upon revenue sharing, the recordkeeper allocates amounts equal to such excess revenue to the accounts of eligible participants on a quarterly basis. Revenue credits exceeded expenses for the year ended December 31, 2021.

Recently Issued Accounting Pronouncements

In June 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, to clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. ASU No. 2022-03 also introduces new disclosure requirements for equity securities subject to contractual sales restrictions. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. Management is currently evaluating the impact that the adoption of this accounting standard will have on the Plan's financial statements and notes thereto.

Other accounting pronouncements recently issued by the FASB or other applicable authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Plan's financial statements and accompanying notes.

3.Tax Status

Effective May 4, 2022, the Plan Sponsor adopted a pre-approved plan provided by Fidelity. Fidelity obtained a letter dated June 30, 2020, in which the IRS stated its opinion that the form of the Fidelity pre-approved plan is acceptable under Section 401 of the Internal Revenue Code ("IRC") for use by employers for the benefit of their employees. Prior to May 4, 2022, the Plan Sponsor had adopted a prototype plan provided by Fidelity. Fidelity obtained a letter dated March 31, 2014, in which the IRS stated its opinion that the form of the Fidelity prototype plan is acceptable under Section 401 of the IRC. Accordingly, no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
4.Investments

The Plan's investments measured at fair value on a recurring basis within the fair value hierarchy level, as described in Note 2, were as follows:

	December 31, 2022
	Level 1	Level 2	Level 3	Total

Shares of registered investment companies	$1,086,844,394	$—	$—	$1,086,844,394
Wesco Stock Fund	10,362,639	—	—	10,362,639
Self-directed accounts	16,520,121	—	—	16,520,121
Money market funds	29,258,835	—	—	29,258,835
Total assets in the fair value hierarchy	1,142,985,989	—	—	1,142,985,989

Investments measured at NAV per share practical expedient(1)	—	—	—	146,070,467
Investments at fair value	$1,142,985,989	$—	$—	$1,289,056,456

	December 31, 2021
	Level 1	Level 2	Level 3	Total

Shares of registered investment companies	$1,248,416,268	$—	$—	$1,248,416,268
Wesco Stock Fund	11,761,738	—	—	11,761,738
Self-directed accounts	19,210,892	—	—	19,210,892
Money market funds	25,905,222	—	—	25,905,222
Total assets in the fair value hierarchy	1,305,294,120	—	—	1,305,294,120

Investments measured at NAV per share practical expedient(1)	—	—	—	215,693,369
Investments at fair value	$1,305,294,120	$—	$—	$1,520,987,489
(1)     The Loomis Sayles Large Cap Growth Trust Class C fund is a collective investment trust, which is measured at fair value using the NAV per share as a practical expedient, and therefore has not been classified in the fair value hierarchy as of December 31, 2022 and 2021. The fair value of this fund is presented in the table above to permit reconciliation of the fair value hierarchy to the Statements of Net Assets Available for Benefits.

5.The Stable Value Fund

The Plan offers a Stable Value Fund investment option to participants. The Lincoln Stable Value Fund is a fixed annuity contract issued by an insurance company that provides a guarantee of principal and interest backed by a general account of the issuing company. The general account consists of all the assets of the insurance company, including fixed income, equities, real estate, cash and others.
The issuing insurance company is contractually obligated to repay principal and interest at a specified rate to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Participants invested in the Stable Value Fund have a beneficial interest in the fixed annuity contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Except for premature termination of the contract by the Plan or plan termination, the insurance company may not cause the contract to be terminated at an amount other than contract value. The Plan Sponsor has not expressed any intention to take either of these actions.
The Lincoln Stable Value Fund is deemed to qualify as a fully benefit-responsive investment contract; therefore, contract value is the relevant measurement attribute.

6.Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on the accrual basis. Fees are recorded as administrative expenses and are recognized when they are incurred.

The interest rate applied to participant loans is established each month by the Plan Administrator at 1% above the prime interest rate. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account.

Loans of approximately $8,948,000 and $4,803,000 were made from the Plan and loan principal repayments of approximately $10,230,000 and $6,742,000 were received by the Plan during the years ended December 31, 2022 and 2021, respectively. Interest on promissory notes of approximately $849,000 and $657,000 was earned by the Plan for the years ended December 31, 2022 and 2021, respectively.

As disclosed in Note 1, notes receivable from participants of $8,889,809 were transferred from the Anixter Inc. Employee Savings Plan to the WESCO Distribution, Inc. Retirement Savings Plan on December 31, 2021. The terms of the promissory notes transferred from the Anixter Inc. Employee Savings Plan are substantially the same as those described above and were unaffected by the merger with and into the WESCO Distribution, Inc. Retirement Savings Plan.

7.Related Party and Party-In-Interest Transactions
The Plan invests in certain mutual funds that are managed by Fidelity, the Plan's trustee. Transactions involving Fidelity funds qualify as party-in-interest.
Prior to November 13, 2015, participants of the Plan could elect to invest in the common stock of WESCO International, Inc. (Wesco common stock is held in the Wesco Stock Fund). WESCO International, Inc. owns 100% of WESCO Distribution, Inc, the Plan Sponsor. Therefore, transactions with this investment qualify as party-in-interest.

Disbursements from the Wesco Stock Fund were approximately $763,000 and $595,000 for years ended December 31, 2022 and 2021, respectively. Transfers out of the Wesco Stock Fund were approximately $17,000 and $293,000 for years ended December 31, 2022 and 2021, respectively. There were no contributions or transfers into the Wesco Stock Fund during those respective periods.

8.Contingencies

From time to time, lawsuits or claims have been or may be asserted against the Plan. The outcome of any litigation cannot be predicted with certainty, and some lawsuits may be determined adversely to the Plan. However, the Plan Administrator does not believe that the ultimate outcome of any such pending matters is likely to have a material adverse effect on the Plan's net assets available for benefits, although the resolution in any fiscal period of one or more of these matters may have a material adverse effect on the Plan's net assets available for benefits for that period.

On March 26, 2021, an ERISA class action complaint was filed in U.S. District Court for the Western District of Pennsylvania (the "Court") against WESCO Distribution, Inc., the Plan Administrator, and John and Jane Does 1-30 (collectively, the "Defendants") alleging breach of fiduciary duties to participants of the Plan regarding the administrative fees being paid under the Plan. The alleged class includes participants from March 26, 2015 forward. The

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
complaint seeks injunctive relief and recovery of alleged damages. The Company denies the allegations and has placed its insurance carrier on notice of the complaint.

In April 2022, the Court granted the Defendants' Motion to Dismiss the class action complaint against WESCO Distribution, Inc. and granted the Plaintiffs a leave to amend the complaint. The Plaintiffs filed a second amended complaint to which the Defendants filed a Motion to Dismiss in May 2022. In August 2022, the Court dismissed with prejudice the Plaintiffs' second amended complaint and the plaintiffs filed a Notice of Appeal with the Third Circuit Court of Appeals, where the case has been fully briefed and was argued before the Court in April 2023.

9.Subsequent Events

The Plan Sponsor evaluated subsequent events for recognition or disclosure in these financial statements through June 21, 2023, the day these financial statements were available to be issued. Except as disclosed below, there were no subsequent events that would require recognition in these financial statements or disclosure in the notes thereto.

Effective January 1, 2023, the Plan was amended to allow rollover contributions from all inactive participants.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2022
EIN 25-1723345, Plan Number 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	GABELLI	Gabelli U.S. Treasury Money Market Fund Class AAA		$29,258,835

	AMERICAN FUNDS	2010 Target Date Retirement Fund Class R-6		7,440,615
	AMERICAN FUNDS	2015 Target Date Retirement Fund Class R-6		8,463,832
	AMERICAN FUNDS	2020 Target Date Retirement Fund Class R-6		46,394,542
	AMERICAN FUNDS	2025 Target Date Retirement Fund Class R-6		100,139,330
	AMERICAN FUNDS	2030 Target Date Retirement Fund Class R-6		151,247,645
	AMERICAN FUNDS	2035 Target Date Retirement Fund Class R-6		103,075,126
	AMERICAN FUNDS	2040 Target Date Retirement Fund Class R-6		96,331,377
	AMERICAN FUNDS	2045 Target Date Retirement Fund Class R-6		64,534,154
	AMERICAN FUNDS	2050 Target Date Retirement Fund Class R-6		44,251,421
	AMERICAN FUNDS	2055 Target Date Retirement Fund Class R-6		30,385,100
	AMERICAN FUNDS	2060 Target Date Retirement Fund Class R-6		11,451,281
	AMERICAN FUNDS	2065 Target Date Retirement Fund Class R-6		1,888,439
	BARON FUNDS	Baron Small Cap Fund Institutional Class		15,347,862
	COHEN & STEERS	Cohen & Steers Global Realty Shares, Inc. Class I		3,387,655
*	FIDELITY	Fidelity 500 Index Fund		104,229,565
*	FIDELITY	Fidelity Inflation-Protected Bond Index Fund		2,199,705
*	FIDELITY	Fidelity Mid Cap Index Fund		115,959,782
*	FIDELITY	Fidelity Small Cap Index Fund		15,725,949
*	FIDELITY	Fidelity Total International Index Fund		12,330,832
*	FIDELITY	Fidelity U.S. Bond Index Fund		16,451,034
	HARTFORD FUNDS	Hartford International Opportunities Fund Class R6		44,622,709
	MFS FAMILY OF FUNDS	MFS Value Fund (Class R3)		35,957,124
	NATIXIS FUNDS	Loomis Sayles Investment Grade Bond Fund Class A		38,588,289
	PIMCO	PIMCO High Yield Fund Institutional Class		931,130
	UNDISCOVERED MANAGERS	Undiscovered Managers Behavioral Value Fund Class R6		13,020,520
	VANGUARD	Total International Bond Index Fund Admiral		2,489,376
	Registered Investment Companies Total			1,086,844,394

*	WESCO INTERNATIONAL, INC.	Wesco Stock Fund		10,362,639

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)—(CONTINUED)
As of December 31, 2022
EIN 25-1723345, Plan Number 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
*	FIDELITY	Cash and Cash Equivalents		2,232,037
	Various	Common Stock		7,053,454
*	Various	Mutual Funds		7,234,630
	Self-Directed Accounts Total			16,520,121

	Stable Value Fund (Lincoln)	Fully Benefit-Responsive Investment Contract		113,658,569

	Loomis Sayles Large Cap Growth Trust Class C	Collective Investment Trust Fund		146,070,467

*	Participant Loans	3.25% - 9.25% with maturity dates through 2030		18,245,200

**	Total Investments			$1,420,960,225

(1)	Cost for participant directed investments is not required and therefore omitted.
*	Denotes a party-in-interest to the Plan.
**	All investments are stated at fair value as of December 31, 2022 with the exception of the Stable Value Fund (Lincoln), which is stated at contract value.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(a) - Schedule of Delinquent Contributions
EIN 25-1723345, Plan Number 001
December 31, 2022

Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if late participant loan repayments are included:
☑
2021	$—	$71,784	$—	$71,784

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc.
Retirement Savings Plan
(Name of Plan)

By:	/s/ Matthew S. Kulasa	June 21, 2023
	Matthew S. Kulasa	(Date)
Senior Vice President, Corporate Controller and Chief Accounting Officer
(Member of the Plan's Finance Retirement Committee)

EXHIBITS
The following exhibits are filed or incorporated as part of this report:

Exhibit
Number	Description
23	Consent of BDO USA, LLP (filed herewith)